USCORP
4535 W. Sahara Avenue, Suite 200
Las Vegas, NV 89102

July 24, 2008

VIA EDGAR
Mr. Mark Woj ciechowski
Staff Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	USCORP/Comments on Form 10-KSB for the Fiscal Year Ended September 30, 2007, filed January 9, 2008 (File No. 000-19061) Response Letter dated June 6, 2008

Dear Sir:

We are in receipt of your comment letter dated, July 10, 2008, requiring a response from us within ten (10) business days from that date. We request at this time that the Commission allow us an additional five (5) business days to respond to its comments. Accordingly, we shall submit our response to your comments on or before July 31, 2008.

Very truly yours, USCorp.

By: /s/ Robert Dultz
Robert Dultz, Chief Executive Officer